SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2002

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number: 1-4850

     A.  Full title of plan and the address of the plan, if different from that of the issuer named below: CSC Outsourcing Inc. CUTW Hourly Savings Plan

     B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Computer Sciences Corporation 2100 East Grand Avenue El Segundo, CA 90245

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS

	December 31
	2002	2001
Assets
Investments (Notes 2, 5, and 8):
Short-term	$ 8,454	$ 6,407
Long-term
Mellon Balanced Fund	72,130	113,334
Frank Russell Active Equity Fund	48,012	196,751
Mellon Stock Index Fund	91,480	136,632
Computer Sciences Corporation common stock	281,457	655,059
Participant Loans (Note 6)	11,986	30,191
Interest in Master Trust (Note 5)	225,199	240,980
Total Investments	738,718	1,379,354

Receivables:
Participant Contributions	-	2,939
Employer Contributions	-	1,000
Other Receivables	35,115	1,619
Total Receivables	35,115	5,558
Total Assets	773,833	1,384,912
Liabilities
Accounts Payable	3,984	22,441
Total Liabilities	3,984	22,441
Net Assets Available for Benefits	$ 769,849 =======	$ 1,362,471 ========

See Notes to Financial Statements

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
ADDITIONS
Investment Income (Loss):
Net depreciation in fair value of investments (Note 8)	$ (291,718)	$ (164,278)
Interest	217	288
Dividends	5,698	6,182
Plan interest in Master Trust investment income	23,293	17,920
Net Investment Loss	(262,510)	(139,888)

Contributions:
Participant	37,242	94,153
Employer	78,105	44,469
	115,347	138,622
Total Reductions	(147,163)	(1,266)

DEDUCTIONS
Distributions to Participants (Notes 1 and 7)	444,416	32,288
Investment management fees	1,043	1,701
Total Deductions	445,459	33,989
Net Decrease	(592,622)	(35,255)

Net Assets Available for Benefits:
Beginning of Year	1,362,471	1,397,726
End of Year	$ 769,849 ========	$ 1,362,471 =========

See Notes to Financial Statements

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

Note 1     Description of the Plan

The following brief description of the CSC Outsourcing Inc. CUTW Hourly Savings Plan (the "Plan") of Computer Sciences Corporation (the "Company") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan became effective August 5, 1995, as a result of the Company acquiring certain employees of the Southern New England Telephone Company. The Plan is administered by a Committee consisting of four members (the "Committee) who are appointed by the Board of Directors of the Company and serve without compensation, being reimbursed by the Company for all expenditures incurred in the discharge of their duties as members of the Committee. The Committee has the power to interpret, construe and administer the Plan and to decide any dispute which may arise under the Plan. The Bank of New York (the "Trustee"), administers the Trust pursuant to a Trust Agreement entered into with the Company. All administrative expenses incurred for services rendered to the Plan shall be paid from the Trust to the extent not paid by the Company.

The Plan is a voluntary, contributory, defined contribution plan and is intended to satisfy the requirements of Section 401(a) and 401(k) of the Internal Revenue Code (the "Code"). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Termination Although it has not expressed any intention to do so, the Company reserves the right to discontinue contributions and to terminate the Plan subject to the provisions of ERISA. Upon such termination, the participants' rights to the Company's contributions vest immediately and the account balances are fully paid to the participants.

Interest in the Common/Collective Trust

The Plan's investments are in the common/collective trust ("CCT") which was established for the investment of assets of the Plan and several other Computer Sciences Corporation sponsored retirement plans. Each participating retirement plan has an undivided interest in the CCT. The assets of the CCT are held by the Trustee. At December 31, 2002 and 2001, the Plan's interest in the net assets of the CCT was approximately .03% and .06%, respectively. Investment income and administrative expenses relating to each discretionary or directed fund within the CCT are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund. As part of the CCT, a portion of the Plan's assets are held in a Master Trust managed by Black Rock Financial Management. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was approximately 10.9% and 11.6%, respectively.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

Participants in the CCT consist of the Computer Sciences Corporation Matched Asset Plan, CSC Outsourcing Inc. Hourly Savings Plan, CSC Outsourcing Inc. CUTW Hourly Savings Plan, Computer Sciences Corporation Employee Pension Plan, CSC Outsourcing Inc. Hourly Pension Plan, CSC Outsourcing Inc. CUTW Hourly Pension Plan, CSC/Hughes Retirement Plan, CSR's Range Employees Pension Plan, AEDC Contractors' Retirement Plan-ACS, Computer Sciences Corporation Cash Balance Plan, CSC/Raytheon Retirement Plan, CSC/E-Systems Pension Plan, and the CSC Pension Equity Plan (the "Plans").

Eligibility and Participation

Employees are eligible to participate on specified enrollment dates if they satisfy the Plan's eligibility requirements, are hourly paid employees of the Company and are members of a collective bargaining unit for which participation in this Plan has been provided by negotiated agreement. A rehired eligible employee is eligible to rejoin the Plan on the next enrollment date.

There were approximately 36 and 48 participating employees at December 31, 2002 and 2001, respectively.

Participant and Company Contributions

A participant may authorize before-tax and after-tax contributions to the Plan subject to a maximum level of contributions (a certain percentage of base earnings), as specified by the bargaining agreement covering the employee. The Company will contribute, and forward to the Trust fund 66 2/3% of the first 1% to 6% for the employee matched contribution together with the participant's before-tax and after-tax contribution.

The employee base earnings deferred and contributed to the Trust fund cannot exceed $11,000 and $10,500 for calendar years 2002 and 2001, respectively, the maximum allowable under the Code. Effective January 1, 2002, under the Economic Growth and Tax relief Reconciliation Act of 2001 (EGTRRA), the Plan permits participants age 50 and over, to make additional "catch-up" contributions in excess of the statutory limit. For 2002, such "catch up" contributions could be made up to $1,000 a year, then they are increased each year by $1,000 until $5,000 in 2006, and then indexed in $500 increments. Annual after-tax contributions to the Plan (including employee and Company matching contributions) are limited to $30,000 for each participant. Any compensation deferral in excess of $11,000 and $10,500 for 2002 and 2001, respectively, and any after-tax contributions with matching Company contributions in excess of $30,000, together with income allocable to those excess contributions will be returned to a participant. Any matching Company contributions attributable to any excess contribution, and income allocable thereto, will either be returned to the Company or applied to reduce future matching Company contributions.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and is charged with an allocation of investment management fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting of Participants' Interests/Forfeitures

Participants are 100 percent vested at all times in their before-tax, after-tax contribution and Company matching accounts.

Distributable Amounts, Withdrawals and Refunds

The entire balance in all accounts for participants who retire, die, become disabled, or are discharged is distributed according to the provisions of the Plan.

While still an employee, a participant may make an in-service withdrawal of all or a part of the vested portion of his or her accounts attributable to their contributions, as well as vested Company matching contributions, plus the earnings on those amounts subject to the provisions of the Plan. Upon written notice to the Committee, a participant may make a hardship withdrawal of his or her before-tax and after-tax contributions, as well as Company matching contributions if the Committee finds, after considering the participant's request, that an adequate financial hardship and resulting need for such amount has been demonstrated by the participant. A participant may request a hardship withdrawal only if he or she first takes a loan of any available monies in the Plan. Both types of withdrawals are subject to certain restrictions as described in the Plan document.

Note 2     Summary of Significant Accounting Policies

The accounting financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain reclassifications have been made to the prior year's financial statements to conform to 2002 presentation.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

Assets of the Plan

The assets of the Plan are held in a trust with five funds, which represent the investment options. The investment return in the respective funds is allocated to a participant based on his or her account balance. Contributions to, and payments from, the Plan are specifically identified to the applicable funds within the Trust.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Security Transactions

Security transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

Participants in the Stock Fund may elect to receive distributions in certificates for shares of the common stock of the Company.

Valuation of Investment Securities

Investments in common stocks and institutional investment vehicles are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the month or, for the listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date. Investments in short-term securities are stated at cost which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

Note 3     Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 13, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

The Committee believes that the Plan is designed and operated to qualify under Section 401(a) of the Code and, with respect to its qualified cash or deferred arrangement, under Section 401(k) of the Code.

Note 4     Reconciliation of Financial Statements to Form 5500

	December 31,
	2002	2001

Net assets available for benefits per the financial statements	$ 769,849	$ 1,362,471
Amounts allocated to withdrawing participants	(5,538)	(663)
Net assets available for benefits per Form 5500	$ 764,311 =========	$ 1,361,808 =========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31,
	2002	2001

Benefits paid to participants per the financial statements	$ 444,416	$ 32,288
Add: Amounts allocated to withdrawing participants at end of year	5,538	663
Less: Amounts allocated to withdrawing participants at start of year	(663)	(53)
Benefits paid to participants per the Form 5500	$ 449,291 ========	$ 32,898 =======

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2002 but not paid as of that date.

Note 5     Investment Funds

Participant contributions - Subject to rules the bargaining unit has adopted, each participant has the right to designate one or more of the following investment funds established by the Committee for the investment of his or her compensation deferral contributions and after-tax contributions in percentages determined by the bargaining unit.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

The investment funds are held by the CCT. The fixed income fund investments are in a Master Trust.

The Fixed Income Fund

The Fixed Income Fund represents holdings of units in the Black Rock Core Bond Total Return which is managed by Black Rock Financial Management and held in the Computers Sciences Corporation Defined Contribution Fixed Income Black Rock Pool ("Master Trust"). It seeks to modestly outperform the total return (income plus capital appreciation) of the Lehman Aggregate Index while limiting the risk of underperformance versus the Index. The Lehman Brothers Aggregate Index primarily consists of U.S. Treasury, corporate, mortgage and asset-backed securities and attempts to replicate the total U.S. fixed income investment grade bond market. At December 31, 2002 and 2001, the Plan's interest in the net assets of the fixed income investment fund was approximately 10.9% and 11.6%, respectively. Investment income and administrative expenses relating to the fixed income investment fund are allocated to individual plans based upon average monthly balances invested by each plan.

The following table represents the fair value of investments for the Master Trust:

	December 31,
	2002	2001
Investments at fair value:
Black Rock Core Bond Total Return	$ 2,068,241	$ 2,075,251
Short-term investments	-	1,139
	$ 2,068,241 =========	$ 2,076,390 =========

Investment income for the Master Trust is as follows:

	December 31,
	2002	2001
Investment income:
Net appreciation in fair value of investments	$ 72,514	$ 10,439
Dividends	132,294	150,965
Interest	51	169
	$ 204,859 =======	$ 161,573 =======

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

The Mellon Balanced Fund

The Fund actively allocates assets among stocks, bonds, and cash equivalents. A balanced benchmark is a static mix of 65 percent U.S. equities, 30 percent U.S. fixed income securities and 5 percent cash. The Fund is invested in Mellon Capital's Enhanced Asset Allocation Fund. The Fund uses relative valuations of the assets classes to decide whether to overweight or underweight asset classes relative to the balanced benchmark. It can invest in individual securities and/or futures and options.

The Frank Russell Active Equity Fund

The Fund's objective is to capture the long-term premium of equity returns while providing enhanced performance consistency. The Fund is diversified across a wide range of U.S. equity securities. The Active U.S. Equity Fund's benchmark is the Russell 1000 Index, which includes large and intermediate capitalization issues. The Fund is invested in the Frank Russell Equity I Fund. It is subadvised by about a dozen managers.

The Mellon Stock Index Fund

The Fund is managed by Mellon Capital Management. The objective of the Fund is to modestly exceed the performance of the Standard & Poor's 500 Stock Index. The Stock Index Fund either invests in a stock portfolio designed to track the performance of the S&P Stock Index and/or creates a synthetic S&P 500 portfolio using (unleveraged) financial futures and options. Assets used as collateral for futures/options positions are comprised of various market or debt instruments.

The CSC Stock Fund

Amounts allocated to this investment alternative will be used to purchase shares of Computer Sciences Corporation (CSC) common stock which will be held for the benefit of the participant. The performance of this fund will depend upon the performance of CSC stock. The Trustee may purchase CSC stock on national securities exchanges or elsewhere.

In accordance with rules established by the Committee, participants may change their investment elections as of the first day of the first payroll period in the month, if filed within the prescribed time, by delivering an election form to the Company. Participants may transfer their existing account balances in 1 percent increments. Transfer elections are effective as of the first day of the month, or the second month if the participant's election form is not filed within the time prescribed by the Committee, following the month in which the participant files his election form with the Company.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

Company contributions - In accordance with the provisions of the Plan, the Trustee must promptly invest matching Company contributions paid into the Trust fund in the same fund as the participant contributions.

Note 6     Participant Loans

The Plan has a loan provision in place which is available to participants covered by the bargaining unit.

The loans are deducted from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, pro rata from the funds based on their balances at the time. Loan repayments are reinvested in the participants' funds according to their current investment election. The repayments are similarly allocated among participants' accounts according to the priority specified in the Plan's rules.

Note 7     Benefits Payable

As of December 31, 2002 and 2001, net assets available for benefits included benefits of $5,538 and $663, respectively, due to participants who have elected to withdraw from the Plan but have not yet been paid.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

Note 8     Investments in Common/Collective Trust

The following table presents investments in the CCT at fair value.

	December 31,
	2002	2001
Investments at Fair Value as Determined by
Quoted Market Price
Cash	$ (7,062,096)	$ 771,012
Short-term investment fund	82,631,988	31,776,435
Money market fund	134,905,932	147,720,071
Bonds and debentures	313,525,841	248,968,019
CSC Stock Fund	271,451,187	368,094,643
International portfolio fund	80,999,745	74,180,890
Investment in registered investment companies
Active Allocation Fund	89,474,915	114,150,053
Brinson Balanced Fund	44,971,781	49,406,885
Brinson Equity Fund	121,505,104	143,755,664
Mellon Capital Aggr. Bond Fund	19,442,536	20,066,387
Mellon Corporate Bond Fund	128,727,920	123,016,531
Mellon EB Enhanced Asset Allocation Fund	72,130	113,334
Mellon EB Stock Index Fund	18,103,136	23,220,592
Mellon Equity Fund	252,041,662	235,054,154
Mellon Equity Completion Fund	100,432,455	97,126,946
Mellon Gov't Bond Fund	1,100,655	1,008,764
Mellon Index Fund	91,480	136,632
Mellon S&P 500 Index Fund	214,747,696	261,662,033
Pacific Mutual Enhanced Bond Fund	42,048,116	37,783,455
BlackRock Core Bond Fund	2,068,241	44,600,697
Vanguard High Yield Bond Fund	11,456,659	8,657,195
Mellon Balanced 40/60 Fund	25,197,973	19,959,575
Mellon Balanced 60/40 Fund	40,452,622	38,766,590
Mellon Balanced 80/20 Fund	49,760,056	52,413,718
Mellon S&P 500 Select Fund	29,669,793	32,348,755
		(continued)

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

Table of CCT Investments, continued

	December 31,
	2002	2001

Russell Equity I Fund	$ 97,710,335	$ 127,245,652
	2,165,527,862	2,302,004,682
Investment at Estimated Fair Value
Geewax Terker Hedge Fund	14,208,865	14,165,469
Guaranteed Investment Contracts	208,402	211,992
	14,417,267	14,377,461
Investment at Cost, Which Approximates Fair Value
Employee loans	20,861,715	23,765,491
Total Common/Collective Trust	$ 2,200,806,844 ============	$ 2,340,147,634 ============
Plan's Interest in the Common/Collective Trust investments	$ 738,718 ============	$ 1,379,354 ============

The investment income (loss) of the CCT is summarized as follows:

	Year Ended December 31,
	2001	2000

Bonds and debentures	$ 10,015,510	$ 4,924,608
CSC Stock Fund	(108,787,494)	(59,424,873)
International portfolio fund	(8,622,821)	(10,670,885)
Investment income in registered investment companies
Active Allocation Fund	(20,078,067)	(8,719,154)
Brinson Balanced Fund	(5,805,752)	1,285,968
Brinson Equity Fund	(24,647,781)	4,891,950
Mellon Capital Aggr. Bond Fund	690,020	418,623
Mellon Corporate Bond Fund	3,612,141	3,672,373
Mellon EB Enhanced Asset Allocation Fund	(17,344)	(8,058)
Mellon EB Stock Index Fund	(5,441,571)	(3,192,318)
Mellon Equity Fund	(66,788,887)	(33,622,902)
Mellon Equity Completion Fund	(19,801,599)	(9,200,978)
Mellon Government Bond Fund	41,899	23,420
		(continued)
Table of CCT investment income (loss), continued

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002
	Year Ended December 31,
	2002	2001

Mellon Index Fund	$ (34,571)	$ (20,131)
Mellon S&P 500 Index Fund	(63,790,246)	(35,624,927)
Pacific Mutual Enhanced Bond Fund	4,264,662	3,040,266
BlackRock Core Bond Fund	72,514	262,365
Vanguard High Yield Bond Fund	(626,885)	(440,694)
Mellon Balanced 40/60 Fund	(782,720)	70,786
Mellon Balanced 60/40 Fund	(4,249,948)	(1,096,540)
Mellon Balanced 80/20 Fund	(9,206,704)	(3,670,567)
Mellon S&P 500 Select Fund	(8,038,147)	(3,246,340)
Frank Russell Active Equity Fund	(27,340,693)	(20,799,631)
Geewax Terker Hedge fund	(128,110)	58,709
Net depreciation in fair value of investments	(355,492,594)	(171,088,930)
Dividends	35,005,228	48,455,275
Interest	20,008,593	5,947,341
Common/Collective Trust Loss	$ (300,478,773) ===========	$ (116,686,314) ===========
Plan's Interest in the Common/Collective Trust Loss	$ (262,510) ===========	$ (139,888) ============

Note 9     Related-Party Transactions

Certain short-term investment funds are managed by The Bank of New York. The Bank of New York is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The fees associated with these short-term investment funds were paid by the Company.

At December 31, 2002 and 2001, the Plan held 8,170 and 13,374 shares, respectively, of common stock of the Computer Sciences Corporation, the sponsoring employer, with a cost basis of $363,314 and $599,293, respectively.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

Note 10     Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2002 and 2001, and for the two years ended December 31, 2002:

	2002	2001
Net assets:
CSC common stock	$ 281,457	$ 655,059
Short-term investments	3,673	3,202
Accrued income	2	4
Transfers to participant-directed investments (payable) receivable	(320)	1,867
Net receivable (payable)	28,253	(1,409)
CSC Stock Fund	313,065	658,723

Changes in net assets:
Net depreciation in fair value of investments	(200,420)	(104,677)
Interest income	120	80
Employer contributions	28,939	37,417
Participant contributions	36,717	38,947
Transfers to participant-directed investments	5,676	26,050
Benefits paid to participants	(216,690)	(16,610)

Net Change	(345,658)	(18,793)

CSC Stock fund - beginning of the year	658,723	677,516
CSC Stock fund - end of the year	$ 313,065 =======	$ 658,723 =======

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN
Date: June 25, 2003	By: /s/ LEON J. LEVEL Chairman, Computer Sciences Corporation Retirements Plans Committee